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                       March 16, 2023

       Alan M. Brown
       President, CEO, CFO, and Director
       TOMBSTONE EXPLORATION CORP
       6529 E. Friess Drive
       Scottsdale, AZ 85254

                                                        Re: Tombstone
Exploration Corporation
                                                            Form 20-F for the
fiscal year ended December 31, 2021
                                                            Filed June 29, 2022
                                                            File No. 000-29922

       Dear Alan M. Brown:

               We issued comments to you on the above captioned filing on February 22, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 31.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please direct any questions to George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Energy & Transportation